* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 P.M., Eastern Time, December 11, 2025 (12:59 P.M., Hong Kong Time, December 11, 2025).

CONTROL #

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.
Please note the latest we will accept voting instructions is on December 11, 2025, at 12:59 P.M., Hong Kong Time (December 11, 2025, at 11:59 P.M., Eastern Time)

VOTE IN PERSON
If you would like to vote in person, please attend the Annual General Meeting of DirectBooking Technology Co., Ltd. at Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong, on December 14, 2025 at 9:00 am (Hong Kong time).

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

ANNUAL GENERAL MEETING OF SHAREHOLDERS - DirectBooking Technology Co., Ltd.

December 14, 2025, at 9:00 A.M., Hong Kong Time
(December 13, 2025, at 8:00 P.M., Eastern Time)

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

Proposal 1

RESOLVED as an ordinary resolution that the authorized share capital of the Company be amended in the following manner and sequence (collectively, "Share Capital Changes") with immediate effect: (i) the Company's authorized share capital be increased from US$50,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.00005 each to US$250,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00005 each, by the creation of an additional 4,000,000,000 ordinary shares of a par value of US$0.00005 each; (ii) 4,000,000,000 authorized ordinary shares of par value US$0.00005 each (including all of the existing issued ordinary shares) in the Company be re-designated and re-classified as 4,000,000,000 class A ordinary shares of par value US$0.00005 each (the "Class A Ordinary Shares"), where the rights of the existing ordinary shares shall be the same as such class A ordinary shares; and (iii) 1,000,000,000 authorized but unissued ordinary shares of par value of US$0.00005 each in the Company be cancelled and a new class of shares comprising of 1,000,000,000 class B ordinary shares of par value US$0.00005 each (the "Class B Ordinary Shares"), which will be entitled to fifty (50) votes per share, with the rights and privileges as set out in the Second Amended M&A (as defined below) be created, such that the authorized share capital of the Company shall become US$250,000 divided into (i) 4,000,000,000 class A ordinary shares of par value US$0.00005 each and (ii) 1,000,000,000 class B ordinary shares of par value US$0.00005 each.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 2

RESOLVED as a special resolution that the second amended and restated memorandum and articles of association of the Company as set forth in Appendix A to the notice of annual general meeting and the proxy statement (the "Second Amended M&A") be adopted in in substitution for and to the exclusion of the memorandum and articles of association of the company currently in effect in its entirety with effect upon the Share Capital Changes taking effect.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 3

RESOLVED as an ordinary resolution that following the Share Capital Changes and conditional upon the approval of the Board of Directors, on an effective date within one (1) calendar year after the conclusion of the Annual General Meeting to be determined by the Board of Directors, whereby: (i) every one thousand (1,000) then existing issued and unissued class A ordinary shares of US$0.00005 par value each, or such lesser whole number of shares of not being less than two (2) as the Board of Directors may determine in its sole discretion, be consolidated into one (1) class A ordinary share (the "Consolidated Class A Ordinary Shares"), where such Consolidated Class A Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the then existing class A ordinary shares of the Company as set out in the Second Amended M&A; (ii) every one thousand (1,000) then existing issued and unissued class B ordinary shares of US$0.00005 par value each, or such lesser whole number of shares of not being less than two (2) as the Board of Directors may determine in its sole discretion, be consolidated into one (1) class B ordinary share (the "Consolidated Class B Ordinary Shares"), where such Consolidated Class B Ordinary Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the then existing class B ordinary shares of the Company as set out in the Second Amended M&A (collectively, the "Share Consolidation"); (iii) all fractional entitlements to the issued Consolidated Class A Ordinary Shares and Consolidated Class B Ordinary Shares as resulted from the Share Consolidation will not be issued to the Shareholders and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number; and (iv) the Board of Directors be authorized and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the Share Consolidation, including determining the definitive ratio of the Share Consolidation, the effective date of the Share Consolidation and any other changes to the Company's authorized share capital in connection with and as necessary to effect the Share Consolidation.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 4

RESOLVED as special resolution that subject to and immediately following the Share Consolidation being effected, the relevant provisions of the memorandum and articles of association of the Company then in effect be amended to reflect the Share Consolidation.

☐ FOR ☐ AGAINST ☐ ABSTAIN

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual General Meeting, or any adjournment or postponement thereof.

(To be signed on Reverse Side)

DirectBooking Technology Co., Ltd.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 14, 2025, at 9:00 A.M., Hong Kong Time
(December 13, 2025, at 8:00 P.M., Eastern Time)

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders on ecember 14, 2025, at 9:00 A.M., Hong Kong Time (December 13, 2025, at 8:00 P.M., Eastern Time

The undersigned hereby appoints Tan Yu as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of DirectBooking Technology Co., Ltd. which the undersigned is entitled to vote at the Annual General Meeting of Shareholders and any adjournments or postponements thereof, as designated below.

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by DirectBooking Technology Co., Ltd. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

Email Address: ______________________ ☐

(PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE)

Date	**Signature**	**Signature, if held jointly**
____________	____________	____________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT999 90.00